Mail Stop 3010

August 20, 2009

VIA USMAIL and FAX (312) 207-1822

Mr. Richard W. Pehlke
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Company**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed on June 1, 2009**
> **Form 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Filed on May 28, 2009 and August 10, 2009**
> **File No. 001-08122**

Dear Mr. Pehlke:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A. Risk Factors

1. We note that, in the risk factors section, you have provided detailed disclosure regarding the effects of the economic environment on your business. As risk factors are meant to be brief highlights of material risks, this detailed disclosure should be provided elsewhere in the document such as the business and MD&A

sections. In future filings, please revise your business and MD&A sections to provide detailed disclosure about the economic environment of the past year and the current periods and how such conditions have adversely affected your operations.

Item 2. Properties, page 31

2. We note the identification of properties that you are holding for sale. Please provide the operating data for properties that you continue to hold or tell us why such information is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

3. From page 7 and this section, we note that you and your lenders have agreed upon an "approved budget." Please tell us the duration of the approved budget and discuss the details of the budget and how it will affect your operations. To the extent the budget is in effect in future periods, please provide similar disclosure in future filings.

4. Please tell us the details of the recapitalization plan that is a condition of the Third Amendment to your credit agreement.

Critical Accounting Policies, page 39

Revenue Recognition, page 39

5. Refer to the first paragraph on page 40. We note that when the company does not meet the criteria for revenue recognition under SFAS 66 and SOP 92-1 revenue is deferred until revenue can be reasonably estimated or until the company defers revenue up to its maximum exposure to loss. To the extent revenue is not recognized due to the exposure of future losses or costs from continuing involvement or uncertain collectability, tell us how you estimate and account for such losses. In addition, explain to us how you determine your maximum exposure when such losses can not be estimated. Refer to paragraph .33 of SOP 92-1.

Commitments, Contingencies and Other contractual Obligations, page 60

6. We note that you have over $100 million in payments due within one year for properties held for sale. Please tell us if you would sell the properties even if you are unable to cover the outstanding debt related to such properties from sales proceeds.

7.   We note that you do not become personally liable for the guarantees unless the borrower engages in acts prohibited by loan documents. Please tell us how the personal liability is triggered and cured, if possible. If known, please tell us the amount of debt that relates to borrowers that have engaged in prohibited acts. Include similar disclosure in the appropriate sections of future filings, as applicable.

8.   Please tell us if any debt subject to recourse guarantees are currently delinquent or approaching maturity where the borrower is likely unable to fully satisfy the matured amount. If applicable, similar disclosure should be included in future filings.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 64

9.   We note that your auditor, Ernst & Young, LLP, in its audit report have made reference to the report of "other auditors" as it relates to the balances of the wholly-owned subsidiary, Grubb & Ellis Securities, Inc. Clarify how you have complied with Rule 2-05 of Regulation S-X as it requires the report of the other accountant to be filed when the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in its report.

Note 2 – Summary of Significant Accounting Policies

Purchase Price Allocation, page 73

10.   We note that the amounts allocated to above market leases and below market lease values are amortized to rental revenue over the weighted-average remaining term of the acquired leases with each property. The value of below market leases should be amortized over the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be amortized over the remaining non-cancelable lease term. Clarify to us whether this methodology differs from your accounting policy as it relates to the amortization of above-market and below-market leases.

Properties Held for Sale, page 74

11.   We note that property held for sale is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. Please tell us, and disclose in future filings, the valuation technique(s) used and assumptions made to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets and/or liabilities in prior periods.

Revenue Recognition, pages 75 – 76

12.   We note you recognized fees received from your dealer-manager services and
        property management services net of the amounts paid to the respective selling
        broker-dealers and sub contractors.   Please tell us how you considered the
        guidance in EITF 99-19 in determining that these fees should be recorded net
        instead of gross.

Derivative Instruments and Hedging Activities, page 79

13.   Reference is also being made to your Form 10-Q for the quarters ended March 31,
        2009 and June 30, 2009. We note that your derivative instruments consist of four
        interest rate cap agreements with third parties.   To the extent it is deemed
        significant, please tell us how you met the disclosure requirements of paragraph
        44(c) of SFAS 133 and paragraph 32 of SFAS 157.

Note 16 – Lines of Credit, pages 101 – 104

14.   We note you entered into a third amendment to the Credit Facility with Deutsche
        Bank Trust Company on May 29 2009. As a result of this amendment, we note
        numerous modifications have been made to the terms of your line of credit of $63
        million as of December 31, 2008.   With a view toward expanded disclosure in the
        notes, please explain to us in detail your consideration of EITF 96-19 in your
        accounting for the amendment and the expected impact on your results of
        operations, if any.

Note 23 – Employee Benefit Plans

Deferred Compensation Plan, pages 120 – 121

15.   Refer also to the Form 10-Q for the quarters ended March 31, 2009 and June 30,
        2009. We note that the company awarded an aggregate of 6.0, 5.8 and 5.4 million
        phantom shares for the periods ending June 30, 2009, March 31, 2009 and
        December 31, 2008, respectively. We also note that $3.1 million was recognized
        as compensation expense as of December 31, 2008, as it relates to 900,000
        phantom shares that provide a minimum guaranteed value upon vesting. Please
        tell us, and disclose in future filings, how you accounted for these phantom shares
        in accordance with SFAS 123(R).

Item 9A.   Controls and Procedures

Material Weaknesses in Internal Control Over Financial Reporting, pages 126 - 127

16.   When defining material weakness, you have used the term "more than a remote likelihood" instead of "reasonable possibility" as defined in Rule 1-02(a)(4) of Regulation S-X.   Please note that this definition replaces the one outlined in paragraph 10 of PCAOB Auditing Standard No. 2.   Please revise accordingly.

17.   Your disclosure generally describes the existence of material weaknesses resulting from your restatement.   Please clarify and revise to discuss the specific material weaknesses that existed as of December 31, 2008.   In addition, given the remediation initiatives disclosed, it appears the material weaknesses may be more pervasive.   Please tell us whether you have evaluated whether additional material weaknesses existed outside of those that contributed directly to your restatement.

Changes in Internal Control over Financial Reporting, page 128

18.   In relation to your remediation initiatives, please clarify and revise to discuss the specific actions taken during the fourth fiscal quarter of 2008 that has materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page 129

19.   We note that your auditors issue separate audit reports for its audits of your financial statements and your internal control over financial reporting.   Please have your auditors revise its opinion on your internal control over financial reporting to include the additional language outlined in paragraph 88 of PCAOB Auditing Standard No. 5.

Base Salary, page 139

20.   Please tell us how the base salary for your current CEO was determined. Also, tell us the consideration behind the increase in base salary for Jeffery Hanson. Provide similar disclosure in future filings.

Annual Bonus Incentive Compensation, page 139

21.   Please tell us the specific company performance targets used and how actual performance compared to the targets leading to the amounts awarded for each named executive officer. Also, provide us with a similar discussion for the long term incentive plan disclosed on page 142. Provide similar disclosure in future filings.

22.   Please provide us with a discussion of the determination of each named officer's awarded amounts based on his/her achievement of personal goals and objectives. Provide similar disclosure in future filings.

Exhibits

23.   We note that exhibits 10.61 and 10.62, the amended credit and security agreements, only lists and does not include the exhibits and schedules listed in the table of contents. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules to the credit agreement or file such exhibits and schedules.

Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009

Item 4 – Controls and Procedures

24.   Clarify how you have complied with Item 307 of Regulation S-K as it requires you to disclose the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551 - 3386 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant